Exhibit 99.2

March 10, 2022

Everett Co-operative Bank

ECB Bancorp, Inc.

419 Broadway

Everett, Massachusetts 02149

Re:	Plan of Conversion

ECB Bancorp, Inc.

Everett Co-operative Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Everett Co-Operative Bank. The Plan provides for the conversion of Everett Co-Operative Bank from the mutual form of organization to the fully stock form of organization. Pursuant to the Plan, in connection with the conversion, Everett Co-Operative Bank has organized a Maryland stock holding company named ECB Bancorp, Inc. (“ECB Bancorp”) which will sell shares of common stock to the public in an initial public stock offering. When the conversion and related stock offering are completed, all of the capital stock of Everett Co-Operative Bank will be owned by ECB BBancorp, and all of the common stock of ECB Bancorp will be owned by stockholders.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive rights in a liquidation account maintained by Everett Co-Operative Bank representing the amount equal to the total equity of Everett Co-Operative Bank as of the date of its latest balance sheet contained in the prospectus of ECB Bancorp. The Bank shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Everett Co-Operative Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the unlikely event of a liquidation of Everett Co-Operative Bank, following payment of all claims of creditors, including those of depositors. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor.

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Everett Co-Operative Bank and these are substantially the same liquidation rights that would exist in the absence of the conversion, we are of the belief that: the benefit provided by the Everett Co-Operative Bank liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders does not have any economic value at the time of the transactions contemplated in the second paragraph above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
RP® Financial, LC.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101
www.rpfinancial.com	E-Mail: mail@rpfinancial.com